                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 11)

                            AMERICAN BILTRITE INC.
- --------------------------------------------------------------------------------
                               (Name of Issuer)

                          Common Stock, no par value
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  0245911091
- --------------------------------------------------------------------------------
                                (CUSIP Number)

                           Henry W. Winkleman, Esq.
                          c/o American Biltrite Inc.
                                57 River Street
                     Wellesley Hills, Massachusetts 02181
                                (617) 237-6655
- --------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                With a copy to:

                            Louis A. Goodman, Esq.
                     Skadden, Arps, Slate, Meagher & Flom
                               One Beacon Street
                          Boston, Massachusetts 02108
                                (617) 573-4800

                                August 30, 1995
- --------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

  If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

  Check the following box if a fee is being paid with this statement [_].


                              Page 1 if 31 Pages
                          Exhibit Index is on Page 22

                                 SCHEDULE 13D

- ----------------------------                          --------------------------
CUSIP NO. 0245911091                                  Page 2 of 31 Pages
- ----------------------------                          --------------------------

- --------------------------------------------------------------------------------
   NAME OF REPORTING PERSON
1  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Natalie S. Marcus
- --------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)[_]
                                                                   (b)[X]
- --------------------------------------------------------------------------------
3  SEC USE ONLY
- --------------------------------------------------------------------------------
4  SOURCE OF FUNDS*
    OO (See Item 3)
- --------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                 [_]
- --------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
- --------------------------------------------------------------------------------
                        7  SOLE VOTING POWER (See Item 5)

                                  228,576
                       ---------------------------------------------------------
   NUMBER OF
     SHARES             8  SHARED VOTING POWER (See Item 5)
   BENEFICIALLY
     OWNED BY                     944,592
       EACH            ---------------------------------------------------------
     REPORTING
   PERSON WITH          9  SOLE DISPOSITIVE POWER (See item 5)

                                  228,576
                       ---------------------------------------------------------
                        10 SHARED DISPOSITIVE POWER (See Item 5)

                                  944,592
- --------------------------------------------------------------------------------

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  (See Item 5)


         1,173,168
- --------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
   (See Item 5)                                                       [X]
- --------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
         32.2%
- --------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*
         IN
- --------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D


- ---------------------------                           --------------------------
CUSIP No. 0245911091                                  Page 3 of 31 Pages
- ---------------------------                           --------------------------

- --------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Richard G. Marcus
- --------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)[_]
                                                               (b)[X]
- --------------------------------------------------------------------------------
3  SEC USE ONLY
- --------------------------------------------------------------------------------
4  SOURCE OF FUNDS*
   OO (See Item 3)
- --------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                [_]
- --------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
       United States
- --------------------------------------------------------------------------------
                                        7  SOLE VOTING POWER (See Item 5)

                                                  301,818
   NUMBER OF                           -----------------------------------------
    SHARES                              8  SHARED VOTING POWER  (See Item 5)
  BENEFICIALLY
    OWNED BY                                      151,900
     EACH                              -----------------------------------------
   REPORTING
    PERSON                              9  SOLE DISPOSITIVE POWER (See item 5)
     WITH
                                                  301,818
                                       -----------------------------------------

                                       10  SHARED DISPOSITIVE POWER (See Item 5)

                                                  151,900
- --------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  (See
   Item 5)

        453,718
- --------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
   (See Item 5)                                                            [X]
- --------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          12.3%
- --------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*
          IN
- --------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

- ---------------------------                           --------------------------
 CUSIP No. 0245911091                                 Page 4 of 31 Pages
- ---------------------------                           --------------------------

- --------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Roger S. Marcus
- --------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)[_]
                                                                   (b)[X]
- --------------------------------------------------------------------------------
3  SEC USE ONLY
- --------------------------------------------------------------------------------
4  SOURCE OF FUNDS*
   OO (See Item 3)
- --------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
  ITEMS 2(d) or 2(e)                                                       [_]
- --------------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OF ORGANIZATION
      United States
- --------------------------------------------------------------------------------
                                       7  SOLE VOTING POWER (See Item 5)

                                                 286,268
   NUMBER OF                          ------------------------------------------
     SHARES                            8  SHARED VOTING POWER (See Item 5)
   BENEFICIALLY
     OWNED BY                                    144,000
      EACH                            ------------------------------------------
   REPORTING
    PERSON                             9  SOLE DISPOSITIVE POWER (See Item 5)
     WITH
                                                 286,268
                                      ------------------------------------------

                                        10 SHARED DISPOSITIVE POWER (See Item 5)

                                                 144,000
- --------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  (See
   Item 5)
        430,268
- --------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
            (See Item 5)                                                 [X]
- --------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
        11.7%
- --------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*
        IN
- --------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

- --------------------------                           ---------------------------
CUSIP No. 0245911091                                  Page 5 of 31 Pages
- --------------------------                           ---------------------------

- --------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   William M. Marcus
- --------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)[_]
                                                                 (b)[X]
- --------------------------------------------------------------------------------
3  SEC USE ONLY
- --------------------------------------------------------------------------------
4  SOURCE OF FUNDS*
   OO (See Item 3)
- --------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                [_]
- --------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
       United States
- --------------------------------------------------------------------------------
                                       7  SOLE VOTING POWER (See Item 5)

                                              323,020
   NUMBER OF                          ------------------------------------------
    SHARES                             8  SHARED VOTING POWER (See Item 5)
  BENEFICIALLY
    OWNED BY                                  0
     EACH                             ------------------------------------------
   REPORTING
    PERSON                             9  SOLE DISPOSITIVE POWER (See Item 5)
     WITH
                                              323,020
                                      ------------------------------------------

                                      10  SHARED DISPOSITIVE POWER (See Item 5)

                                              0
- --------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  (See
   Item 5)
        323,020
- --------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
            (See Item 5)                                             [X]
- --------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
         8.8%
- --------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*
         IN
- --------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

- ---------------------------                          ---------------------------
CUSIP No. 0245911091                                  Page 6 of 31 Pages
- ---------------------------                          ---------------------------

- --------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Cynthia S. Marcus
- --------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)[_]
                                                                  (b)[X]
- --------------------------------------------------------------------------------
3  SEC USE ONLY
- --------------------------------------------------------------------------------
4  SOURCE OF FUNDS*
   OO (See Item 3)
- --------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                     [_]
- --------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
       United States
- --------------------------------------------------------------------------------
                                       7 SOLE VOTING POWER (See Item 5)

                                              9,400
   NUMBER OF                          ------------------------------------------
    SHARES                             8 SHARED VOTING POWER (See Item 5)
  BENEFICIALLY
    OWNED BY                                  0
     EACH                             ------------------------------------------
   REPORTING
    PERSON                             9 SOLE DISPOSITIVE POWER (See Item 5)
     WITH
                                              9,400
                                      ------------------------------------------
                                      10 SHARED DISPOSITIVE POWER (See Item 5)


                                               0
- --------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  (See
   Item 5)
        9,400
- --------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
            (See Item 5)                                                 [X]
- --------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
        0.25%
- --------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*
        IN
- --------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

- --------------------------                           ---------------------------
CUSIP No. 0245911091                                  Page 7 of 31 Pages
- --------------------------                           ---------------------------

- --------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Charles E. Heming
- --------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)[_]
                                                                   (b)[X]
- --------------------------------------------------------------------------------
3  SEC USE ONLY
- --------------------------------------------------------------------------------
4  SOURCE OF FUNDS*
   OO (See Item 3)
- --------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                      [_]
- --------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
       United States
- --------------------------------------------------------------------------------
                                       7 SOLE VOTING POWER (See Item 5)

                                                0
    NUMBER OF                         ------------------------------------------
     SHARES                            8 SHARED VOTING POWER (See Item 5)
   BENEFICIALLY
     OWNED BY                                   796,592
      EACH                            ------------------------------------------
    REPORTING                           9 SOLE DISPOSITIVE POWER (See Item 5)
     PERSON
      WITH                                        0
                                      ------------------------------------------
                                      10 SHARED DISPOSITIVE POWER (See Item 5)

                                                796,592
- --------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  (See
   Item 5)
        796,592
- --------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
            (See Item 5)                                                 [X]
- --------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
        21.9%
- --------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*
        IN
- --------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 8 of 31 Pages


Note: This Amendment No. 11 amends a Statement on Schedule 13D dated August 12, 1982 (the "Statement"), as amended by Amendment Nos. 1 through 10 thereto (the "Amendments"), filed on behalf of a group, within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), comprised of Natalie S. Marcus, Richard
         G. Marcus, Roger S. Marcus, William M. Marcus and Cynthia S. Marcus (each of whom is referred to as an "Original Reporting Person"). The Original Reporting Persons have in the past taken, and may in the future take, actions which direct or cause the direction of the management of the Company and their voting of shares of the Common Stock, in a manner consistent with each other. Accordingly, the Original Reporting Persons may be deemed to be acting together for the purpose of acquiring, holding, voting or disposing of shares, within the meanings of Section 13(d)(3) of the Exchange Act and Rule 13d-5 under the Exchange Act, of the Common Stock. An Agreement to File Joint Statement on Schedule 13D among the Reporting Persons that the Statement was, and that the Amendments and this Amendment No. 11 would be, filed on behalf of each of them is annexed as Exhibit A to the Statement. As a result of the transfer on May 3, 1994, by Natalie S. Marcus, of 513,584 shares of Common Stock (the "Trust Shares") into a trust (the "May 3, 1994 Trust") of which Natalie S. Marcus and Charles
         E. Heming are Trustees, Charles E. Heming acquired beneficial ownership of 513,584 shares of Common Stock within the meaning of Rule 13d-3 under the Exchange Act. As a result of his powers as a Trustee of the May 3, 1994 Trust and his acquisition of beneficial ownership of the Trust Shares, Charles E. Heming may be deemed to be a member of a group comprised of the Original Reporting Persons and him. He therefore agreed to file Amendment No. 10 and specified future amendments to the Statement jointly with the Original Reporting

                                                              Page 9 of 31 Pages

         Persons. Each of the Original Reporting Persons and Mr. Heming is referred to herein as a "Reporting Person."

         The Reporting Persons have no express agreement to act together for the purpose of acquiring, holding, voting or disposing of shares, within the meanings of Section 13(d)(3) of the Exchange Act and Rule 13d-5 under the Exchange Act, of the Common Stock. In filing this Amendment No. 11 as a group, the Reporting Persons do not admit to being members of a group. Charles E. Heming expressly disclaims his membership in the group comprised of the Reporting Persons.

                                                             Page 10 of 31 Pages

Item 1.  Security and Issuer.
         -------------------
         This Statement on Schedule 13D relates to the common stock, no par value, of American Biltrite Inc., a Delaware corporation, whose principal executive offices are located at 57 River Street, Wellesley Hills, Massachusetts 02181.

                                                             Page 11 of 31 Pages

Item 2.  Identity and Background.
         -----------------------
         (a) The Reporting Persons are Natalie S. Marcus, Richard G. Marcus, Roger S. Marcus, William M. Marcus, Cynthia S. Marcus and Charles E. Heming.

         (b) The business or residence address of each of the Reporting Persons is set forth in Schedule I hereto commencing on page 19 hereof and is incorporated by reference herein.

         (c) The present principal occupation and related information concerning each Reporting Person is set forth in Schedule I and is incorporated by reference herein.

         (d) None of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or simple misdemeanors) during the last five years.

         (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)  Each of the Reporting Persons is a United States Citizen.

                                                             Page 12 of 31 Pages


Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          On August 14, 1995, Richard G. Marcus, Roger S. Marcus and William M. Marcus each acquired 26,000 shares of Common Stock through the exercise of stock options, the exercise price and withholding requirements of which were satisfied by the transfer to the Company of 13,696 shares of Common Stock by each of Richard G. Marcus and William M. Marcus and 13,096 shares of Common Stock by Roger S. Marcus.

                                                             Page 13 of 31 Pages


Item 4.   Purpose of Transaction.
          ----------------------

          Reference is made to the discussion in Item 3 hereof for a description of the exercise of options to acquire Common Stock by Richard G. Marcus, Roger
S. Marcus and William M. Marcus.

          In addition, as previously reported in Amendment No. 10 to the Statement filed with the Securities and Exchange Commission on May 13, 1994, on May 3, 1994, Natalie S. Marcus, as Grantor, entered into a Trust Agreement (the "May 3, 1994 Trust Agreement") establishing the Trust. The Trustees under the Trust Agreement are Natalie S. Marcus and Charles E. Heming. Upon execution of and pursuant to the May 3, 1994 Trust Agreement, Natalie S. Marcus transferred the Trust Shares into the Trust. Natalie S. Marcus retains full voting and dispositive power over the Trust Shares during the term of the Trust, which voting and dispositive power is shared with Charles E. Heming.

           Under the May 3, 1994 Trust Agreement, Natalie S. Marcus will receive a fixed annuity payment from the Trust for a period of two years. Annuity payments may be made in cash or Trust Shares. Upon expiration of the Trust, all remaining principal and income of the Trust (including any remaining Trust Shares) will be paid to Richard G. Marcus and Roger S. Marcus, the children of Natalie S. Marcus, both of whom are Reporting Persons. Accordingly, the expiration of the Trust could result in the acquisition by Richard G. Marcus and Roger S. Marcus of additional shares of Common Stock.

           On November 3, 1994 Natalie S. Marcus, as Grantor, entered into a Trust Agreement (the "November 3, 1994 Trust Agreement") establishing a trust (the "November 3, 1994 Trust"). The Trustees under the November 3, 1994 Trust Agreement are Natalie S. Marcus and Charles E. Heming and the terms of the November 3, 1994 Trust are substantially identical to the terms of the May 3, 1994 Trust.

                                                             Page 14 of 31 Pages


           It is intended that additional trusts similar to the May 3, 1994 Trust and the November 3, 1994 Trust will be established from time to time and that shares of Common Stock will be transferred between Natalie S. Marcus and such trusts from time to time.

           A copy of the November 3, 1994 Trust Agreement (the terms of which are incorporated by reference herein) is attached as Exhibit A to this Amendment No. 11 and the description of the November 3, 1994 Trust Agreement set forth above is qualified in its entirety by the November 3, 1994 Trust Agreement.

           Reference is made to the Statement and the Amendments, each as filed with the Securities and Exchange Commission, for discussion of the purposes of previous transactions involving the Reporting Persons.

                                                           Page 15 of 31 Pages


Item 5.    Interest in Securities of the Issuer.
           ------------------------------------


           On May 24, 1995, Richard G. Marcus transferred by gift 250 shares of Common Stock to his wife and transferred to his children 6,764 shares of Common Stock he had held as custodian for his children. On August 15, 1995, Roger S. Marcus transferred to his daughter 3,200 shares of Common Stock he had held as custodian for his daughter.

           Reference is made to Item 3 hereof and Item 4 hereof for a discussion of option exercises by Richard G. Marcus, Roger S. Marcus and William M. Marcus and of certain Trust transactions involving Natalie S. Marcus and Charles E. Heming, respectively.

           As a result of these transactions, the group comprised of the Reporting Persons may be deemed to have beneficial ownership of 2,101,574 shares (constituting 56.1%) of the Common Stock. The number and percentage of the shares of Common Stock beneficially owned directly by each Reporting Person, along with the number of shares as to which each Reporting Person has sole or shared power to vote or direct the vote and sole or shared power to dispose or direct the disposition is set forth on Schedule II to this Amendment No. 11, which is incorporated by reference herein.

           To the best knowledge of the Reporting Persons, no person other than each of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the Common Stock owned by each of the respective Reporting Persons, except to the extent that, with respect to shares held in trust, the applicable trust, trustees or trust beneficiaries may be deemed to have the right to receive or direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock so held.

           The Original Reporting Persons received shares of Common Stock in connection with the reorganization of the Company in 1982 and filed the Statement in connection therewith. Since such time, as disclosed in the Amend-

                                                             Page 16 of 31 Pages


ments, Common Stock holdings of such Persons have changed as a result of events including stock splits, option exercises, the establishment of, and transfers of Common Stock to and distributions of Common Stock from, trusts for the benefit of various persons, open market transaction and transfers by inheritance and gift.

           Reference is made to the discussion in the Note appearing on pages 8 -9 hereof and in Item 4 hereof for a description of how Charles E. Heming became a Reporting Person, which information is incorporated by reference herein.

                                                             Page 17 of 31 Pages


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
           ---------------------------------------------------------------------

           Reference is made to Item 4 hereof for information relating to the material terms of the November 3, 1994 Trust, which information is incorporated by reference herein.

           Reference is made to the Note set forth on Pages 8 - 9 of this Amendment No. 11 for information relating to the existence of certain contracts, arrangements, understandings or relationships among the Reporting Person, which information is incorporated by reference herein.

                                                             Page 18 of 31 Pages

Item 7.    Material to be Filed as Exhibits
           --------------------------------
           The November 3, 1994 Trust Agreement is filed as Exhibit A to this Amendment No. 11.

                              Page 19 of 31 Pages

                                  SCHEDULE I

Residence or business address and present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted for each of the Reporting
Persons:

                                                                 Occupation or employment/
                                                                 Principal Business and
                                                                 Address in which such
 Name                       Address                              employment is conducted
 Natalie S. Marcus          c/o American Biltrite Inc.           Not employed
                            57 River Street
                            Wellesley Hills, MA 02181

 Richard G. Marcus          c/o American Biltrite Inc.           President and Chief Operating Officer
                            57 River Street                      American Biltrite Inc.
                            Wellesley Hills, MA 02181            57 River Street
                                                                 Wellesley Hills, MA  02181

 Roger S. Marcus            c/o American Biltrite Inc.           Chairman of the Board and Chief
                            57 River Street                      Executive Officer
                            Wellesley Hills, MA  02181           American Biltrite Inc.
                                                                 57 River Street
                                                                 Wellesley Hills, MA  02181

 William M. Marcus          c/o American Biltrite Inc.           Executive Vice President and Treasurer
                            57 River Street                      American Biltrite Inc.
                            Wellesley Hills, MA  02181           57 River Street
                                                                 Wellesley Hills, MA  02181

 Cynthia S. Marcus          c/o American Biltrite Inc.           Not employed
                            57 River Street
                            Wellesley Hills, MA  02181


 Charles E. Heming          c/o Wormser, Kiely, Galef            Attorney at Wormser, Kiely, Galef & Jacobs, a law  partnership
                            & Jacobs                             711 Third Avenue
                            711 Third Avenue                     New York, New York 10017-4014
                            New York, New York 10017-4014


                              Page 20 of 31 Pages


                                 SCHEDULE II
                   BENEFICIAL OWNERSHIP OF REPORTING PERSONS


                             No. and             No. of          No. of Shares   No. of Shares   No. of Shares
                            Percentage         Shares Sole       Shared Power    Sole Power to   Shared Power
                             of Shares         Power to Vote      to Vote or      Dispose or      to Dispose or
                           Beneficially         or Direct         Direct the      Direct the      Direct the
Name                          Owned             the Vote            Vote          Disposition     Disposition
- ----                       ------------        -------------     -------------   -------------   -------------

Natalie S. Marcus         1,173,168(1)(2)        228,576(2)       944,592(1)       228,576(2)      944,592(1)
                             (32.2%)

Richard G. Marcus           453,718(1)(3)        301,818(3)       151,900(1)       301,818(3)      151,900(1)
                             (12.3%)

Roger S. Marcus             430,268(1)(4)        286,268(4)       144,000(1)       286,268(4)      144,000(1)
                             (11.7%)

William M. Marcus           323,020(5)           323,020(5)          0             323,020(5)          0
                              (8.8%)

Cynthia S. Marcus             9,400                9,400             0               9,400             0
                             (0.25%)

Charles E. Heming           796,592                   0           796,592              0           796,592
                             (21.9%)

      ----------------------------
(1) Includes 144,000 shares held as co-trustee for the benefit of family members.

(2)   Includes 4,000 shares held as trustee of a charitable trust.

(3) Includes 36,800 shares issuable upon exercise of currently exercisable stock options. Does not include 1,050 shares held by his wife, Beth A. Marcus.

(4) Includes 36,800 shares issuable upon exercise of currently exercisable stock options. Does not include 3,950 shares held by his daughter Elissa
      G. Marcus and 3,950 shares held by his daughter Julie Marcus.

(5) Includes 31,040 shares issuable upon exercise of currently exercisable stock options.

                                                             Page 21 of 31 Pages

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:  August 30, 1995

       /s/ Natalie S. Marcus*
       ------------------------
       Natalie S. Marcus

       /s/ Richard G. Marcus*
       ------------------------
       Richard G. Marcus

      /s/ Roger S. Marcus*
      -------------------------
      Roger S. Marcus

      /s/ William M. Marcus*
      -------------------------
      William M. Marcus

      /s/ Cynthia S. Marcus*
      -------------------------
      Cynthia S. Marcus

      /s/ Charles E. Heming*
      -------------------------
      Charles E. Heming

__________________

* Signed by Richard G. Marcus pursuant to a power of attorney, a copy of which was filed with Amendment No. 10 to the Statement dated May 13, 1994 and is incorporated by reference herein.

     /s/ Richard G. Marcus
     ----------------------------
         Richard G. Marcus
         Attorney-in-fact

                                                  Page 22 of 31 Pages

                                 EXHIBIT INDEX

                                                                     Page
                                                                     ----
Exhibit A:     Trust Agreement dated November 3, 1994
               between Natalie S. Marcus as Grantor
               and Natalie S. Marcus and Charles E.
               Heming as Trustees ...............................     23